Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-125643 of Wells Real Estate Investment Trust II, Inc. of our report dated March 22, 2005 (November 30, 2005 as to the effects of the restatement discussed in Note 10) related to the financial statements of Key Center Properties Limited Partnership as of and for the year ended December 31, 2004, and our report dated March 22, 2005 (January 9, 2006 as to the reclassifications discussed in Note 6) related to the financial statements of Key Center Lessee Limited Partnership as of and for the year ended December 31, 2004, appearing in the Supplement No. 6 dated March 31, 2006 to the Prospectus dated November 10, 2005 (the “Prospectus Supplement No. 6”), which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus Supplement No.6.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

March 31, 2006